John Hancock Life Insurance Company (U.S.A.) A Stock Company

FIXED ACCOUNT TRANSFER ENDORSEMENT

This endorsement is included and made part of the policy to which it is attached. It takes effect on the date it is added to the policy.

Pursuant to this endorsement, the determination of the maximum amount you can transfer out of the Fixed Account once in each Policy Year is expanded to include the following additional option:

the amount transferred out of the Fixed Account during the previous Policy Year,

when such option is greater than both the percentage of the value in the Fixed Account specified in the policy, and, the dollar amount specified in the policy.

All other terms and conditions remain the same.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

President

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